Brian H. Blaney

Tel 602.445.8322

Fax 602.445.8603

BlaneyB@gtlaw.com

July 13, 2012

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:  Registration Statement on Form S-1

         LifeLock, Inc.

Ladies and Gentlemen:

On behalf of LifeLock, Inc. (the “Company”), we hereby submit a Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Section 6(e) the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Securities and Exchange Commission (the “Commission”) prior to public filing of the Registration Statement. The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock. A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show.

On behalf of our client, we confirm that as of the date of this letter, the Company is an “emerging growth company” as defined under Section 2(a)(19) of the Securities Act, because its total gross revenues during the year ended December 31, 2011, its last completed fiscal year, were less than $1 billion. In addition, we confirm that as of the date of this letter, none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred.

A copy of the Registration Statement has been attached to our e-mail as a text searchable PDF file, labeled DRAFTRS.pdf.

We hereby notify the Commission that the Company does not intend to take advantage of the extended transition period for adopting new or revised accounting standards provided for emerging growth companies under Section 7(a)(2)(B) of the Securities Act.

Please direct any questions or information regarding this filing to the undersigned at (602) 445-8322 or blaneyb@gtlaw.com.

Very truly yours,

/s/ Brian H. Blaney

Brian H. Blaney

For the Firm

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